SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FOURTH QUARTER OF 2015 RESULTS

Audited by independent auditors, stated in millions of Reais, prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board – IASB (a free translation of the original in Portuguese).

Rio de Janeiro – March 21, 2016

•  Consolidated net loss was R$ 34,836 million in 2015 and R$ 36,938 million in the 4Q-2015, due to:

i)       impairment of assets and investments, mainly generated by decreased crude oil prices and by higher discount rate, attributable to an increase in Brazil’s risk premium, resulting from a credit risk downgrade (losing its investment grade status (R$ 49,748 million); and

ii)      interest expenses and foreign exchange loss (R$ 32,908 million).

•  Operating loss decreased R$ 8,931 million in 2015 (R$ 21,322 million in 2014 and R$ 12,391 million in 2015).

•  Adjusted EBITDA was R$ 73,859 million in 2015, 25% higher than in 2014, due to higher diesel and gasoline prices, lower production taxes and crude oil and oil products imports.

•  Positive free cash flow of R$ 15,626 million in 2015, compared to negative free cash flow of R$ 19,554 million in 2014.

•  Net debt was US$ 100,379 million as of December 31, 2015, a 5% decrease when compared to December 31, 2014.

•  The average maturity of outstanding debt increased from 6.10 years as of December 31, 2014 to 7.14 years as of December 31, 2015.

•  Capital expenditures and investments of R$ 76,315 million, 12% lower compared to 2014 (R$ 10,825 million).

R$ million

Jan-Dec
2015	2014	2015 x 2014 (%)		4Q-2015	3Q-2015	4Q15 X 3Q15 (%)	4Q-2014

(34,836)	(21,587)	(61)	Consolidated net loss attributable to the shareholders of Petrobras	(36,938)	(3,759)	(883)	(26,600)
(12,391)	(21,322)	42	Operating income (loss)	(41,026)	5,813	(806)	(32,826)
73,859	59,140	25	Adjusted EBITDA	17,064	15,506	10	20,057

Key events in 2015:

•       4% increase in crude oil and natural gas production (in Brazil and abroad);

•       Lower crude oil and oil product import costs;

•       Decreased production taxes;

•       9% decrease in domestic demand for oil products (224 thousand barrels/day); and

•       55% increase in crude oil exports (128 thousand barrels/day).

Key events in the 4Q-2015, when compared to the 3Q-2015:

•       Impairment of assets, mainly of the Exploration & Production segment (R$ 46,390 million);

•       1% decrease in crude oil and natural gas production (in Brazil and abroad);

•       5% decrease in domestic demand for oil products (111 thousand barrels/day);

•       6% increase in crude oil export volumes (22 thousand barrels/day); and

•       Decreased net finance expenses, as a result of foreign exchange losses (R$ 6,516 million).

Impairment of assets and investments in 2015 (R$ million)

Impairment of assets	47,676
E&P - activities in Brazil and Abroad	38,292
Oil and gas producing fields	36,184
Oil and gas production and drilling equipments	1,978
Others	130
RTM	6,399
COMPERJ	5,281
Petroquímica Suape	782
Others	336
Gas & Power (*)	2,507
UFN III - Três Lagoas	1,955
UFN V - Uberaba	585
Others assets	478
Impairment of investments	2,072
Impairment of assets and investments	49,748
(*) Includes reversion of impairment (R$ 33 million).
For more information, see Appendix 1 - Impairment of assets.

FINANCIAL AND OPERATING HIGHLIGHTS

Main Items and Consolidated Economic Indicators

R$ million
Jan-Dec
2015	2014	2015 x 2014 (%)	Results, market capitalization and investments	4Q-2015	3Q-2015	4Q15 X 3Q15 (%)	4Q-2014

321,638	337,260	(5)	Sales revenues	85,103	82,239	3	85,040
98,576	80,437	23	Gross profit	26,849	23,755	13	22,015
(12,391)	(21,322)	42	Income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	(41,026)	5,813	(806)	(32,826)
(28,041)	(3,900)	(619)	Net finance income (expense)	(4,928)	(11,444)	57	(1,814)
(34,836)	(21,587)	(61)	Consolidated net loss attributable to the shareholders of Petrobras	(36,938)	(3,759)	(883)	(26,600)
(2.67)	(1.65)	(62)	Basic and diluted losses per share [1]	(2.83)	(0.29)	(876)	(2.04)
101,316	127,506	(21)	Market capitalization (Parent Company)	101,316	104,117	(3)	127,506
73,859	59,140	25	Adjusted EBITDA [2]	17,064	15,506	10	20,057

31	24	7	Gross margin (%)	32	29	3	26
(4)	(4)	−	Operating margin (%) [3]	(48)	7	(55)	(39)
(11)	(6)	(5)	Net margin (%)	(43)	(5)	(38)	(31)

76,315	87,140	(12)	Total capital expenditures and investments	20,826	19,315	8	24,598
63,321	60,072	5	. Exploration & Production	17,330	16,093	8	17,237
8,390	18,510	(55)	. Refining, Transportation and Marketing	2,138	2,222	(4)	4,495
2,581	6,064	(57)	. Gas & Power	617	529	17	1,909
853	1,152	(26)	. Distribution	285	192	48	405
152	281	(46)	. Biofuel	94	19	395	258
1,018	1,061	(4)	. Corporate	362	260	39	294
R$ million
Jan-Dec
2015	2014	2015 x 2014 (%)	Income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	4Q-2015	3Q-2015	4Q15 X 3Q15 (%)	4Q-2014
25,438	(58,776)	143	. Refining, Transportation and Marketing	3,236	4,631	(30)	(33,460)
(17,938)	50,328	(136)	. Exploration & Production	(36,089)	3,769	(1058)	2,986
817	(1,479)	155	. Gas & Power	(1,995)	1,056	(289)	471
(1,249)	2,087	(160)	. Distribution	(2,257)	(304)	(642)	626
(423)	(262)	(61)	. Biofuel	(249)	(63)	(295)	(57)
(21,076)	(14,943)	(41)	. Corporate	(6,028)	(4,570)	(32)	(4,890)

Jan-Dec
2015	2014	2015 x 2014 (%)	Indicators	4Q-2015	3Q-2015	4Q15 X 3Q15 (%)	4Q-2014

228.18	226.52	1	Domestic basic oil products price (R$/bbl)	239.36	228.15	5	228.81
172.65	231.30	(25)	Brent crude (R$/bbl)	167.86	177.38	(5)	193.35
52.46	98.99	(47)	Brent crude (US$/bbl)	43.69	50.26	(13)	76.27

			Domestic Sales Price
42.16	87.84	(52)	. Crude oil (U.S. dollars/bbl) [4]	33.50	39.76	(16)	66.49
36.24	47.93	(24)	. Natural gas (U.S. dollars/bbl)	32.47	35.47	(8)	45.54

3.34	2.35	42	Average commercial selling rate for U.S. dollar	3.84	3.54	8	2.54
3.90	2.66	47	Period-end commercial selling rate for U.S. dollar	3.90	3.97	(2)	2.66
47.0	13.4	34	Variation of the period-end commercial selling rate for U.S. dollar (%)	(1.7)	28.1	(30)	8.4
13.38	10.86	3	Selic interest rate - average (%)	14.15	13.99	−	11.22

2,227	2,150	4	Total crude oil and NGL production (Mbbl/d)	2,214	2,234	(1)	2,256
560	519	8	Total natural gas production (Mbbl/d)	563	566	(1)	543
2,787	2,669	4	Total crude oil and natural gas production (Mbbl/d)	2,777	2,800	(1)	2,799
3,845	3,967	(3)	Total sales volume (Mbbl/d)	3,872	3,889	−	4,010

1 Basic and diluted earnings (losses) per share calculated based on the weighted average number of shares.

2 EBITDA + share of earnings in equity-accounted investments, impairment and write-offs of overpayments incorrectly capitalized.

3 Operating margin calculated based on income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes, excluding write-offs of overpayments incorrectly capitalized.

4 Average between the prices of exports and the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

FINANCIAL AND OPERATING HIGHLIGHTS

2015 compared to 2014:

Gross profit increased by 23% (R$ 18,139 million) due to higher decrease of costs compared to sales revenues reduction.

➢ Sales revenues of R$ 321,638 million, 5% lower (R$ 15,622 million), resulting from:

•       Decreased domestic demand for oil products (9%), reflecting lower economic activity in Brazil;

•       Lower crude oil and oil product export prices;

•       Decreased domestic prices of naphtha, jet fuel and fuel oil;

•       Higher diesel and gasoline prices, following prices increases in November 2014 and September 2015; and

•       Higher crude oil export volumes (55%) attributable to an increase in domestic crude oil production (5%) and to a decrease in feedstock processed by our domestic refineries (6%).

➢ Cost of sales of R$ 223,062 million in 2015, 13% lower (R$ 33,761 million), due to:

•       Lower crude oil and oil product import unit costs, as well as lower production taxes;

•       Decreased domestic demand for oil products that generated lower share of crude oil imports on feedstock processing and a lower share of oil product imports in the sales mix; and

•       Higher depreciation expenses.

Loss before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes was R$ 12,391 million in 2015, a 42% decrease (R$ 8,931 million) compared to an operating loss of R$ 21,322 million in 2014, due to:

•       Higher gross profit (R$ 18,139 million);

•       Higher tax expenses attributable to the Company’s decision to benefit from the Tax Recoverable Program (Programa de Recuperação Fiscal – REFIS) and from the State Tax Amnesty Program (R$ 7,437 million);

•       Higher legal proceedings expenses, mainly related to tax and labour claims (R$ 5,103 million);

•       Higher impairment of assets (R$ 3,040 million), as detailed in Appendix 1; and

•       Higher pension and medical benefits expenses in 2015 attributable to an increase in the Company’s net actuarial liability in 2014, as a result of a decrease in real interest rates, following the Company’s valuation review of its pension and medical benefits (R$ 1,352 million).

Net finance expense was R$ 28,041 million in 2015, R$ 24,141 million higher when compared to 2014, resulting from:

•       Higher interest expenses (R$ 12,290 million) attributable to:

i) an increase in the net debt (R$ 7,118 million);

ii) a decrease in the level of capitalized borrowing costs due to a lower balance of assets under construction (R$ 2,590 million), reflecting the relevant projects concluded during 2014 and the write-offs and impairment of assets recognized in December 2014; and

iii) interest expenses related to tax expenses arised from the adhesion to REFIS of Imposto sobre Operações Financeiras – IOF (R$ 1,410 million) and withholding income tax (R$ 1,074 million);

•       Foreign exchange losses of R$ 9,240 million caused by the impact of a 47.0% depreciation of the Brazilian Real against the U.S. dollar on the Company’s net debt (compared to a 13.4% depreciation in 2014), partially offset by the application of cash flow hedge accounting, as set out in Appendix 5; and

•       Foreign exchange losses of R$ 2,100 million caused by the impact of a 31.7% depreciation of the Brazilian Real against the Euro on the Company’s net debt (compared to a 0.02% depreciation in 2014).

FINANCIAL AND OPERATING HIGHLIGHTS

4Q-2015 compared to the 3Q-2015:

Gross profit increased by 13% (R$ 3,094 million) in the 4Q-2015 when compared to the 3Q-2015, due to higher sales revenues.

➢ Sales revenues were R$ 85,103 million in the 4Q-2015, 3% higher than in the 3Q-2015, resulting from:

•       Higher domestic oil product sales prices, due to increased prices of gasoline (6%) and diesel (4%) occurred in September 2015;

•       Lower domestic oil product demand (5%); and

•       Lower crude oil export revenues due to decreased Brent price (5% in Reais), partially offset by higher volume due to the realization of inventory that was created in the 3Q-2015.

➢ Costs of sales was R$ 58,254 million in the 4Q-2015, relatively flat when compared to the 3Q-2015, due to:

•       Lower production taxes expenses;

•       Decreased oil product demand in the domestic market that generated lower share of crude oil imports on feedstock processing and a lower share of oil product imports in the sales mix;

•       Higher depreciation expenses; and

•       Realization of inventories generated with higher costs in the 3Q-2015.

Loss before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes was R$ 41,026 million in the 4Q-2015, compared to a operating income of R$ 5,813 million in the 3Q-2015 , affected by:

•       Impairment of assets (R$ 46,390 million);

•       Higher gross profit (R$ 3,094 million);

•       Higher sales expenses, mainly due to impairment of trade receivables from companies in the isolated electricity system (R$ 2,573 million);

•       Lower tax expenses, mainly as a result of decreased amounts included on the Tax Recoverable Program (Programa de Recuperação Fiscal – REFIS) (R$ 1,585 million);

•       Higher unscheduled stoppage expenses, mainly due to plumbline idleness and to strikes (R$ 670 million);

•       Expenses with demobilization of Nansei Sekiyu K.K. Refinery, due to the end of refining activities in Japan (R$ 352 million);

•       Higher legal proceedings expenses, mainly related to tax and labour claims (R$ 350 million);

•       Increased expenses with  write-off of assets, mainly as a result of projects cancelled (R$ 348 million);

•       Higher expenses with E&P areas returned to ANP (R$ 288 million); and

•       Provisioning of Voluntary Separation Incentive Plan – PIDV, considering the re-entry of registered participants that had given up of the 2014 PIDV program and adhesion to the new plan of BR Distribuidora (R$ 307 million).

Net finance expense was R$ 4,928 million in the 4Q-2015, a 57% decrease (R$ 6,516 million), due to:

•       Decreased foreign exchange losses (R$ 2,712 million) attributable to a 1.7% appreciation of the Brazilian Real against the U.S. dollar and its impact on the Company’s net debt (compared to a 28.1% depreciation in the 3Q-2015);

•       Decreased foreign exchange losses (R$ 2,406 million) resulting from a 4.2% appreciation of the Brazilian Real against the Euro and its impact on the Company’s net debt (compared to a 28.2% depreciation in the 3Q-2015); and

•       Decreased interest expenses in the 4Q-2015 compared to the 3Q-2015. The previous quarter was charged by the Company’s decision to benefit from tax amnesty program called Programa de Parcelamento Especial de Débitos Tributários - REFIS (R$ 1,121 million).

FINANCIAL AND OPERATING HIGHLIGHTS

NET INCOME BY BUSINESS SEGMENT

Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company. Our results by business segment include transactions carried out with third parties, transactions between companies of Petrobras’s  Group and transfers between Petrobras’s business segments that are calculated using internal prices defined through methodologies based on market parameters.

Due to international department extinction, the international business management was transferred to the other segments to which the underlying activities correspond preserving the specificity of each business which the Company operates.

For comparison purposes, the consolidated results for the year 2014 are presented herein based on the current business model.

Jan-Dec			EXPLORATION & PRODUCTION
2015	2014	2015 x 2014 (%)	Net Income	4Q-2015	3Q-2015	4Q15 X 3Q15 (%)	4Q-2014

(12,963)	32,008	(140)		(24,567)	2,273	(1,181)	1,299

(2015 x 2014): The net loss is attributable to lower crude oil sales/transfer prices and to the impairment of production fields in Brazil and abroad, due to the review of price assumptions generated by decreased projections of international crude oil prices, which decreased crude oil and gas reservoirs and cash flow projects, as well as higher discount rate and geological review of Papa-Terra reservoir.

These effects were partially offset by higher crude oil volume transferred due to increased production.

(4Q-2015 x 3Q-2015): The loss of the 4Q-2015 was due to the impairment of production wells in Brazil and abroad and to lower crude oil sales/transfer revenues generated by decreased crude oil international prices (13%).

Jan-Dec
2015	2014	2015 x 2014 (%)	Domestic production (Mbbl/d) (*)	4Q-2015	3Q-2015	4Q15 X 3Q15 (%)	4Q-2014

2,128	2,034	5	Crude oil and NGLs [5]	2,117	2,136	(1)	2,150
469	426	10	Natural gas [6]	468	476	(2)	453
2,597	2,460	6	Total	2,585	2,612	(1)	2,603

(2015 x 2014): Crude oil and NGL production increased by 5% in 2015 compared to 2014 due to the ramp-ups of P-55 and P-62 (both in the Roncador field), P-58 (Parque das Baleias), and of FPSOs Cidade de Paraty (Lula NE), Cidade de São Paulo (Sapinhoá), Cidade de Mangaratiba (Iracema Sul, Lula field) and Cidade de Ilhabela (Sapinhoá), besides the start-ups of FPSO Cidade de Itaguaí (Iracema Norte, Lula field) and P-61 (Papa-Terra). This production increase was partially offset by the natural decline of production in mature fields.

The 10% increase in natural gas production is attributable to the production start-up of the systems above mentioned and to higher productivity of the Mexilhão platform and of FPSO Cidade de Santos (Uruguá-Tambaú), partially offset by the natural decline of production in mature fields.

(4Q-2015 x 3Q-2015): Crude oil and NGL production decreased 1% due to the strike occurred in November 2015.

The 2% decrease in natural gas production is attributable to operating restrictions occurred on P-55 (Roncador) and P-56 (Marlim Sul) platforms.

(*) Not audited by independent auditor.

5 NGL – Natural Gas Liquids.

6 Does not include LNG. Includes gas reinjection.

FINANCIAL AND OPERATING HIGHLIGHTS

Jan-Dec
2015	2014	2015 x 2014 (%)	Lifting Cost [7] - Brazil (*)	4Q-2015	3Q-2015	4Q15 X 3Q15 (%)	4Q-2014

			U.S.$/barrel:
11.95	14.57	(18)	Excluding production taxes	10.58	11.24	(6)	14.21
18.53	30.54	(39)	Including production taxes	15.23	16.92	(10)	25.72

			R$/barrel:
39.31	34.26	15	Excluding production taxes	39.78	40.82	(3)	36.12
61.52	72.04	(15)	Including production taxes	57.10	64.33	(11)	66.41

Lifting Cost - Excluding production taxes – U.S.$/barrel

(2015 x 2014): Excluding foreign exchange variation effects, lifting cost excluding production taxes increased by 3% due to higher well intervention expenses and higher engineering and subsea maintenance costs in Campos Basin, partially offset by increased production.

(4Q-2015 x 3Q-2015): Excluding foreign exchange variation effects, lifting cost excluding production taxes decreased by 4% due to lower well intervention expenses, offshore transportation and decreased engineering and subsea maintenance costs in Campos Basin.

Lifting Cost - Including production taxes – U.S.$/barrel

(2015 x 2014): Lifting cost including production taxes in U.S. dollar was 39% lower in 2015 compared to 2014, as a result of lower production taxes (royalties and special participation charges) attributable to a lower domestic crude oil prices in U.S. dollar.ota de rodapé

(4Q-2015 x 3Q-2015): Lifting cost including production taxes in U.S. dollar was 10% lower in 2015 compared to 2014, due to lower production taxes (royalties and special participation charges) attributable to a lower domestic crude oil prices in U.S. dollar and to decreased lifting cost.

(*)Not audited by independent auditor.

7Crude oil and natural gas lifting cost.

FINANCIAL AND OPERATING HIGHLIGHTS

			REFINING, TRANSPORTATION AND MARKETING
Jan-Dec
2015	2014	2015 x 2014 (%)	Net Income	4Q-2015	3Q-2015	4Q15 X 3Q15 (%)	4Q-2014
18,034	(39,836)	145		2,317	3,759	(38)	(22,175)

(2015 x 2014): Earnings in 2015 were attributable to:

•       A decrease in crude oil purchase/transfer costs due to lower crude oil international prices;

•       Lower shares of crude oil imports on feedstock processing and lower share of oil product imports in our sales mix; and

•       Diesel and gasoline price increases in November 2014 and in September 2015.

The decreased oil product domestic demand, as a result of lower economic activity in Brazil and the impairment on COMPERJ, partially offset these effects.

(4Q-2015 x 3Q-2015): Net income of the 4Q-2015 was lower as a result of impairment on COMPERJ, partially offset by lower crude oil transfer costs from E&P, by decreased share of crude oil imports on feedstock processed and by the price increases of gasoline (6%) and diesel (4%) in September 2015.

Jan-Dec
2015	2014	2015 x 2014 (%)	Imports and Exports of Crude Oil and Oil Products (Mbbl/d) (*)	4Q-2015	3Q-2015	4Q15 X 3Q15 (%)	4Q-2014

277	392	(29)	Crude oil imports	215	313	(31)	371
256	413	(38)	Oil product imports	150	218	(31)	412
533	805	(34)	Imports of crude oil and oil products	365	531	(31)	783
360	232	55	Crude oil exports [8]	387	365	6	270
149	158	(6)	Oil product exports	145	145	−	123
509	390	31	Exports of crude oil and oil products	532	510	4	393
(24)	(415)	94	Exports (imports) net of crude oil and oil products	167	(21)	895	(390)

(2015 x 2014): Crude oil exports were higher and imports were lower due to increased crude oil production and decreased feedstock processed, mainly of imported crude oil.

Oil product imports decreased due to lower economic activity.

Oil product exports were lower due to a decrease in feedstock processed and to lower fuel oil production.

(4Q-2015 x 3Q-2015): Oil product and crude oil imports decreased due to seasonal domestic sales, mainly to increased diesel demand in the 3Q-2015.

Realization of crude oil exports occurred in September 2015, and effectively delivered in the 4Q-2015, and also the decreased feedstock processed generated the 6% increase of exports.

(*)Not audited by independent auditor.

8 It includes crude oil export volumes made both by our Refining, Transportation and Marketing segment and by our Exploration & Production segment.

FINANCIAL AND OPERATING HIGHLIGHTS

Jan-Dec
2015	2014	2015 x 2014 (%)	Refining Operations (Mbbl/d) (*)	4Q-2015	3Q-2015	4Q15 X 3Q15 (%)	4Q-2014

2,026	2,170	(7)	Output of oil products	1,955	2,085	(6)	2,171
2,176	2,176	−	Reference feedstock [9]	2,176	2,176	−	2,176
89	98	(9)	Refining plants utilization factor (%) [10]	85	93	(8)	98
1,936	2,065	(6)	Feedstock processed (excluding NGL) - Brazil [11]	1,857	2,013	(8)	2,085
1,976	2,106	(6)	Feedstock processed - Brazil [12]	1,897	2,052	(8)	2,127
86	82	4	Domestic crude oil as % of total feedstock processed	88	84	4	84

(2015 x 2014): Daily feedstock processed was 6% lower, reflecting a scheduled stoppage mainly in the distillation unit of Landulpho Alves Refinery (RLAM) and an unscheduled stoppage in REDUC, partially offset by the production start-up of RNEST in November 2014.

(4Q-2015 x 3Q-2015): Daily feedstock processed was 8% lower, mainly due to scheduled stoppages in RPBC and REDUC. This reduction was partially offset by the restart of operations in RECAP after a scheduled stoppage in the 3Q-2015.

Jan-Dec
2015	2014	2015 x 2014 (%)	Refining Cost - Brazil (*)	4Q-2015	3Q-2015	4Q15 X 3Q15 (%)	4Q-2014

2.46	2.90	(15)	Refining cost (U.S.$/barrel)	2.26	2.12	7	2.71

8.16	6.82	20	Refining cost (R$/barrel)	8.63	7.89	9	6.90

(2015 x 2014): Refining cost, in R$/barrel, increased by 20%, mainly reflecting higher employee compensation costs attributable to the 2014/2015 and 2015/2016 Collective Bargaining Agreements, along with a decrease in feedstock processed.

(4Q-2015 x 3Q-2015): Refining cost, in R$/barrel, increased by 9%, mainly reflecting higher employee compensation costs attributable to the 2015/16 Collective Bargaining Agreement, along with a decrease in feedstock processed.

(*) Not audited by independent auditor.

9Reference feedstock or Installed capacity of primary processing considers the maximum sustainable feedstock processing reached at the distillation units at the end of each period, respecting the project limits of equipment and the safety, environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental protection agencies.

10 Refining plants utilization factor is the feedstock processed (excluding NGL) divided by he reference feedstock.

11 Feedstock processed (excluding NGL) – Brazil is the volume of crude oil processed in the Company´s refineries and is factored into the calculation of the Refining Plants Utilization Factor.

12 Feedstock processed – Brazil includes crude oil and NGL processing.

FINANCIAL AND OPERATING HIGHLIGHTS

			GAS & POWER
Jan-Dec
2015	2014	2015 x 2014 (%)	Net Income	4Q-2015	3Q-2015	4Q15 X 3Q15 (%)	4Q-2014
423	(785)	154		(1,482)	680	(318)	385

(2015 x 2014): Earnings in 2015 was generated by: i) lower natural gas import acquisition costs (LNG and Bolivian gas); ii) an increase in natural gas sales margins, resulting from higher sales average prices; and iii) lower impairment of trade receivables from companies in the isolated electricity sector.

These effects were partially offset by: i) decreased electricity sales margins (due to the 57% decrease of electricity prices in the spot market); ii) impairment losses recognized for Nitrogen Fertilizers Plants III and V (Unidades de Fertilizantes Nitrogenados – UFNs III and V); and iii) tax expenses related to deferred VAT tax on natural gas purchase and reversal of VAT tax credit on natural gas transportations.

(4Q-2015 x 3Q-2015): The loss was due to impairment losses recognized for Nitrogen Fertilizers Plant III (Unidade de Fertilizantes Nitrogenados – UFN III), impairment of trade receivables from companies in the isolated electricity sector and also due to decreased electricity generation.

Jan-Dec
2015	2014	2015 x 2014 (%)	Physical and Financial Indicators (*)	4Q-2015	3Q-2015	4Q15 X 3Q15 (%)	4Q-2014

858	1,183	(27)	Electricity sales (Free contracting market - ACL) [13] - average MW	800	822	(3)	1,128
3,160	2,425	30	Electricity sales (Regulated contracting market - ACR) [14] - average MW	3,058	3,058	−	2,671
4,646	4,637	−	Generation of electricity - average MW	4,099	4,401	(7)	4,941
287	674	(57)	Electricity price in the spot market - Differences settlement price (PLD) - R$/MWh [15]	192	202	(5)	724
105	144	(27)	Imports of LNG (Mbbl/d)	82	92	(11)	190
200	205	(2)	Imports of natural gas (Mbbl/d)	193	196	(2)	201

(2015 x 2014): Electricity sales to the Brazilian free contracting market (Ambiente de Contratação Livre – ACL) were 27% lower, attributable to the shift of a portion of our available capacity (1,049 average MW) to the Brazilian regulated market (Ambiente de Contratação Regulada – ACR).

Electricity generation remained relatively flat in the period.

Electricity prices in the spot market decreased by 57%, as a result of changes in the spot market price regulation set by the Brazilian National Electricity Agency (Agência Nacional de Energia Elétrica – ANEEL), which reduced the maximum spot price after December 27, 2014 and also due to decreased planned feedstock thermoelectric generation as a result of relative improved hydrological conditions.

LNG imports decreased by 27% and natural gas imports from Bolivia were 2% lower, reflecting an increase in domestic natural gas supply resulting from a 10% increase in production.

(4Q-2015 x 3Q-2015): Electricity sales volumes to the Brazilian free contracting market (Ambiente de Contratação Livre – ACL) were 3% lower due seasonal sales agreements.

Electricity sales volumes to the Brazilian regulated market (Ambiente de Contratação Regulada – ACR) remained flat in the period.

Electricity thermoelectric generation decreased by 7% mainly due to termination of UTE Cuiaba leasing agreement in October 2015 and to the stoppage of plants with unit variable cost higher than R$ 600/MWh established by the Electric Sector Monitoring Committee (Comitê de Monitoramento do Setor Elétrico - CMSE) in August 2015.

Electricity prices in the spot market decreased by 5% as a result of improved hydrological conditions of Brazilian subsystems.

LNG imports were 11% lower and natural gas imports from Bolivia were 2% lower resulting from decreased thermoelectric demand.

(*) Not audited by independent auditor.

13 ACL – Ambiente de Contratação Livre (Free contracting market).

14 ACR - Ambiente de Contratação Regulada (Regulated contracting market).

15 Weekly weighed prices per output level (light, medium and heavy), number of hours and submarket capacity.

FINANCIAL AND OPERATING HIGHLIGHTS

			DISTRIBUTION
Jan-Dec
2015	2014	2015 x 2014 (%)	Net Income	4Q-2015	3Q-2015	4Q15 X 3Q15 (%)	4Q-2014
(798)	1,339	(160)		(1,393)	(254)	(448)	400

(2015 x 2014): The net loss of 2015 was due to lower domestic sales volumes (7%), increased losses with trade receivables from companies in the isolated electricity sector and impairment of assets.

(4Q-2015 x 3Q-2015): The result of the 4Q-2015 was due to impairment of assets, losses with trade receivables from companies in the isolated electricity sector and higher tax expenses and tax contingencies, offset by increased domestic sales margins (8%).

Jan-Dec
2015	2014	2015 x 2014 (%)	Market Share - Brazil (*) [16]	4Q-2015	3Q-2015	4Q15 X 3Q15 (%)	4Q-2014
35.1%	37.0%	(2)		33.7%	34.7%	(1)	36.9%

(2015 x 2014): Market share decreased due to: i) a general increase of the hydrated ethanol market (36.5%), in which Petrobras Distribuidora has a lower market share; ii) lower sales to the thermoelectric industry; and iii) higher gasoline/diesel imports and acquisition of formulated gasoline by other players.

(4Q-2015 x 3Q-2015): Market share was lower due to decreased diesel sales to large consumers (thermoelectric plants), to carriers – wholesalers – retailers and also to decreased gasoline sales to the white flag niche.

The losses from carriers – wholesalers – retailers and from white flag sector were generated by the new strategy of improving margins occurred in the 4Q-2015, and also to the diesel imports by other players.

			BIOFUEL
Jan-Dec
2015	2014	2015 x 2014 (%)	Net Income	4Q-2015	3Q-2015	4Q15 X 3Q15 (%)	4Q-2014
(966)	(298)	(224)		(503)	(110)	(357)	(67)

(2015 x 2014): Biofuel losses were higher in 2015, when compared to 2014, due to further impairment charges recognized for ethanol and biodiesel investees and to impairment charges in biodiesel plants, as a result of the worsening in market conditions and of higher discount rate due to higher oil industry risk premium and Brazilian risk.

				(4Q-2015 x 3Q-2015): Biofuel losses were higher due to impairment losses in ethanol investees, as a result of the worsening in market conditions and of the impairment of biodiesel plants.

*Not audited by independent auditor.

16Beginning in 2015, our market share excludes sales made to wholesalers. Market share for prior periods was revised pursuant to the changes made by the Brazilian National Petroleum, Natural Gas and Biofuels Agency (ANP) and by the Brazilian Wholesalers and Fuel Traders Syndicate (Sindicom). Prior periods are presented based on the new methodology.

FINANCIAL AND OPERATING HIGHLIGHTS

			Sales Volumes – (Mbbl/d) (*)
Jan-Dec
2015	2014	2015 x 2014 (%)		4Q-2015	3Q-2015	4Q15 X 3Q15 (%)	4Q-2014

923	1,001	(8)	Diesel	907	953	(5)	1,010
553	620	(11)	Gasoline	562	540	4	644
104	119	(13)	Fuel oil	97	97	−	126
133	163	(18)	Naphtha	102	137	(26)	152
232	235	(1)	LPG [17]	226	243	(7)	233
110	110	−	Jet fuel [18]	108	113	(4)	113
179	210	(15)	Others	169	199	(15)	209
2,234	2,458	(9)	Total oil products	2,171	2,282	(5)	2,487
123	99	24	Ethanol, nitrogen fertilizers, renewables and other products	126	134	(6)	113
432	446	(3)	Natural gas	416	418	−	455
2,789	3,003	(7)	Total domestic market	2,713	2,834	(4)	3,055
510	393	30	Exports	534	511	5	395
546	571	(4)	International sales	625	544	15	560
1,056	964	10	Total international market	1,159	1,055	10	955
3,845	3,967	(3)	Total	3,872	3,889	−	4,010

(2015 x 2014): Our domestic sales volumes decreased by 7%, primarily due to:

•       Diesel (a 8% decrease):

i) a lower consumption by infrastructure construction projects in Brazil;

ii) a higher share of diesel sales from other market players (based on diesel imports); and

iii) an increased percentage of mandatory biodiesel content requirement in diesel (diesel/biodiesel mix).

These effects were partially offset by an increase in the Brazilian diesel-moved light vehicle fleet (vans, pick-ups and SUVs).

•       Gasoline (a 11% decrease):

i) an increase in the anhydrous ethanol content requirement for Type C gasoline (from 25% to 27%);

ii) a higher share of gasoline sales from other market players;

iii) a higher demand of hydrous ethanol in flex vehicles; and

iv) a decrease in the automotive gasoline-moved fleet.

•       Naphtha (a 18% decrease): due to a lower demand from domestic customers, mainly Braskem;

•       Fuel oil (a 13% decrease): due to lower demand from thermoelectric and industrial sectors in several Brazilian states; and

•       Natural Gas (a 3% decrease): lower demand from electric sector.

(4Q-2015 x 3Q-2015): Our domestic sales volumes decreased by 4% when compared to the 3Q-2015, primarily due to:

•       Diesel (a 5% decrease): due to seasonal demand that was higher in the 3Q-2015, resulting from summer agricultural and industrial activity;

•       Naphtha (an 26% decrease): due to lower demand by domestic customers, mainly Braskem;

•       LPG (a 7% decrease): due to an increase in average temperatures; and

•       Gasoline (a 4% increase): due to higher salaries as a result of Christmas bonuses and an increase in gasoline-moved light vehicle fleet at the end of the year.

* Not audited by independent auditor.

17 LPG – Liquified crude oil gas.

18 Jet fuel.

FINANCIAL AND OPERATING HIGHLIGHTS

LIQUIDITY AND CAPITAL RESOURCES
R$ million
Jan-Dec
2015	2014		4Q-2015	3Q-2015	4Q-2014

68,946	46,257	Adjusted cash and cash equivalents at the beginning of period [19]	104,236	91,636	70,259
(24,707)	(9,085)	Government bonds and time deposits with maturities of more than 3 months at the beginning of period	(4,366)	(10,470)	(20,635)
44,239	37,172	Cash and cash equivalents at the beginning of period	99,870	81,166	49,624
86,407	62,241	Net cash provided by (used in) operating activities	25,274	21,816	14,974
(42,218)	(85,208)	Net cash provided by (used in) investing activities	(14,574)	(11,566)	(16,980)
(70,781)	(81,795)	Capital expenditures and investments in operating segments	(17,971)	(17,977)	(22,189)
2,592	9,399	Proceeds from disposal of assets (divestment)	1,967	13	8,043
25,971	(12,812)	Investments in marketable securities	1,430	6,398	(2,834)
44,189	(22,967)	(=) Net cash flow	10,700	10,250	(2,006)
(14,434)	35,134	Net financings	(11,347)	(11,668)	(6,163)
56,158	72,871	Proceeds from long-term financing	6,109	12,577	3,823
(70,592)	(37,737)	Repayments	(17,456)	(24,245)	(9,986)
−	(8,735)	Dividends paid to shareholders	−	−	14
243	(250)	Acquisition of non-controlling interest	(72)	(190)	(194)
23,608	3,885	Effect of exchange rate changes on cash and cash equivalents	(1,306)	20,312	2,964
97,845	44,239	Cash and cash equivalents at the end of period	97,845	99,870	44,239
3,042	24,707	Government bonds and time deposits with maturities of more than 3 months at the end of period	3,042	4,366	24,707
100,887	68,946	Adjusted cash and cash equivalents at the end of period [19]	100,887	104,236	68,946

As of December 31, 2015, the balance of cash and cash equivalents increased by 121% when compared to the balance as of December 31, 2014 and the balance of adjusted cash and cash equivalents19 for the same period increased by 46% . Our principal uses of funds in 2015 were for repayment of long-term financing (and interest payments) and for capital expenditures. We met these requirements with cash provided by operating activities of R$ 86,407 million and with proceeds from long-term financing of R$ 56,158 million. The balance of adjusted cash and cash equivalents was positively impacted in 2015 by foreign exchange rate variation applied on our foreign financial investments.

Net cash provided by operating activities increased by 39% in 2015 when compared to 2014, reflecting higher diesel and gasoline prices, increased crude oil export volumes, lower production taxes and lower crude oil and oil product imports costs, along with a higher share of domestic crude oil on feedstock processing.

Capital expenditures and investments in operating segments were 13% lower in 2015 compared to 2014, mainly due to a 55% decrease in capital expenditures in our Refining, Transportation and Marketing (RTM) segment.

The amount of R$ 25,971 million of divestments in marketable securities relates to proceeds from the maturity of financial investments with maturities longer than three months, most of which were invested in other financial investments, with maturities of less than three months (classified as cash and cash equivalents).

Free cash flow20 was positive in R$ 15,626 million in 2015, compared to a negative free cash flow of R$ 19,554 million in 2014.

The Company raised long-term financing of R$ 56,158 million in 2015, mainly through a US$ 5 billion funding agreement with the Chinese Development Bank (CDB), US$ 2 billion raised through the issuance of Global Notes maturing in 2115, and also through bilateral credit agreements with Brazilian banks. The average maturity of outstanding debt was 7.14 years in 2015 and 6.10 years in 2014.

Repayments of interest and principal were R$ 70,592 million in 2015, 87% higher than in 2014 and the nominal cash flow (undiscounted), including face value and interest payments, by maturity, is set out as follows:

	R$ million
Maturity	2016	2017	2018	2019	2020	2021 and thereafter	12.31.2015	12.31.2014
Principal	50,764	44,709	63,124	88,529	60,325	189,838	497,289	354,226
Interest	25,854	23,482	21,809	18,055	13,293	128,038	230,531	123,105
Total	76,618	68,191	84,933	106,584	73,618	317,876	727,820	477,331

19 Our adjusted cash and cash equivalents include government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

20 Free cash flow is net cash provided by operating activities less capital expenditures and investments in operating segments.

FINANCIAL AND OPERATING HIGHLIGHTS

Consolidated debt

	R$ million

	12.31.2015	12.31.2014	Δ%

Current debt [21]	57,382	31,565	82
Non-current debt [22]	435,467	319,470	36
Total	492,849	351,035	40
Cash and cash equivalents	97,845	44,239	121
Government securities and time deposits (maturity of more than 3 months)	3,042	24,707	(88)
Adjusted cash and cash equivalents	100,887	68,946	46
Net debt [23]	391,962	282,089	39
Net debt/(net debt+shareholders' equity)	60%	48%	12
Total net liabilities [24]	799,248	724,429	10
Capital structure
(Net third parties capital / total net liabilities)	68%	57%	11
Net debt/LTM Adjusted EBITDA ratio [25]	5.31	4.77	11

	U.S.$ million

	12.31.2015	12.31.2014	Δ%

Current debt [21]	14,695	11,884	24
Non-current debt [22]	111,521	120,274	(7)
Total	126,216	132,158	(4)
Net debt [23]	100,379	106,201	(5)
Average maturity of outstanding debt (years)	7.14	6.10	1.04

	R$ million

	12.31.2015	12.31.2014	Δ%

Summarized information on financing
By rate
Floating rate debt	243,293	173,977	40
Fixed rate debt	249,355	176,868	41
Total	492,648	350,845	40

By currency
Reais	80,269	62,223	29
US Dollars	365,354	252,787	45
Euro	33,909	25,820	31
Other currencies	13,116	10,015	31
Total	492,648	350,845	40

By maturity
until 1 year	57,334	31,523	82
1 to 2 years	44,505	33,397	33
2 to 3 years	62,827	31,742	98
3 to 4 years	88,231	47,254	87
4 to 5 years	60,670	64,252	(6)
5 years on	179,081	142,677	26
Total	492,648	350,845	40

Consolidated net debt in Reais increased by 39% when compared to 2014, mainly as a result of the 47.0% depreciation of the Real against the U.S. dollar.

21 Includes Finance lease obligations (R$ 48 million on December 31, 2015 and R$ 42 million on December 31, 2014).

22 Includes Finance lease obligations (R$ 154 million on December 31, 2015 and R$ 148 million on December 31, 2014).

23 Net debt is not a measure defined in the International Standards -IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

24 Total liabilities net of adjusted cash and cash equivalents.

25 Beginning in the period ended June 30, 2015, the Company calculated its ratios including Adjusted EBITDA by adding the last four quarters (or Last Twelve Months - LTM Adjusted EBITDA), consistently with the market best practices. The Company previously annualized its Adjusted EBITDA by multiplying the year-to-date amount by the remaining period.

FINANCIAL AND OPERATING HIGHLIGHTS

FINANCIAL STATEMENTS
Income Statement - Consolidated[26]
R$ million
Jan-Dec
2015	2014		4Q-2015	3Q-2015	4Q-2014

321,638	337,260	Sales revenues	85,103	82,239	85,040
(223,062)	(256,823)	Cost of sales	(58,254)	(58,484)	(63,025)
98,576	80,437	Gross profit	26,849	23,755	22,015
(15,893)	(15,974)	Selling expenses	(6,428)	(3,855)	(3,744)
(11,031)	(11,223)	General and administrative expenses	(2,803)	(2,754)	(3,376)
(6,467)	(7,135)	Exploration costs	(1,830)	(2,234)	(1,493)
(2,024)	(2,589)	Research and development expenses	(294)	(556)	(731)
(9,238)	(1,801)	Other taxes	(1,470)	(3,055)	(609)
−	(6,194)	Write-off - overpayments incorrectly capitalized	−	−	−
(47,676)	(44,636)	Impairment	(46,390)	−	(44,345)
(18,638)	(12,207)	Other income and expenses, net	(8,660)	(5,488)	(543)
(110,967)	(101,759)		(67,875)	(17,942)	(54,841)
(12,391)	(21,322)	Income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	(41,026)	5,813	(32,826)
4,867	4,634	Finance income	1,652	1,866	1,660
(21,545)	(9,255)	Finance expenses	(5,890)	(6,403)	(2,882)
(11,363)	721	Foreign exchange and inflation indexation charges	(690)	(6,907)	(592)
(28,041)	(3,900)	Net finance income (expense)	(4,928)	(11,444)	(1,814)
(797)	451	Share of earnings in equity-accounted investments	(1,339)	200	(540)
−	(1,045)	Profit-sharing	131	232	(270)
(41,229)	(25,816)	Loss before income taxes	(47,162)	(5,199)	(35,450)
6,058	3,892	Income taxes	11,580	174	8,488
(35,171)	(21,924)	Net loss	(35,582)	(5,025)	(26,962)
		Net income (loss) attributable to:
(34,836)	(21,587)	Shareholders of Petrobras	(36,938)	(3,759)	(26,600)
(335)	(337)	Non-controlling interests	1,356	(1,266)	(362)
(35,171)	(21,924)		(35,582)	(5,025)	(26,962)

26 Beginning in 2014, the amountof inventory write-downs to net realizable value (market value) was reclassified from Other Income and Expenses to Cost of Sales.

FINANCIAL AND OPERATING HIGHLIGHTS

Statement of Financial Position – Consolidated

ASSETS	R$ million

	12.31.2015	12.31.2014

Current assets	169,581	135,023
Cash and cash equivalents	97,845	44,239
Marketable securities	3,047	24,763
Trade and other receivables, net	22,659	21,167
Inventories	29,057	30,457
Recoverable taxes	10,732	10,123
Assets classified as held for sale	595	13
Other current assets	5,646	4,261

Non-current assets	730,554	658,352
Long-term receivables	74,879	50,104
Trade and other receivables, net	14,327	12,834
Marketable securities	342	290
Judicial deposits	9,758	7,124
Deferred taxes	23,490	2,673
Other tax assets	11,017	10,645
Advances to suppliers	6,395	6,398
Other non-current assets	9,550	10,140
Investments	13,772	15,282
Property, plant and equipment	629,831	580,990
Intangible assets	12,072	11,976
Total assets	900,135	793,375

LIABILITIES	R$ million

	12.31.2015	12.31.2014

Current liabilities	111,572	82,659
Trade payables	24,913	25,924
Current debt	57,382	31,565
Taxes payable	13,549	11,453
Employee compensation (payroll, profit-sharing and related charges)	5,085	5,489
Pension and medical benefits	2,556	2,115
Liabilities associated with assets classified as held for sale	488	−
Other current liabilities	7,599	6,113
Non-current liabilities	530,633	399,994
Non-current debt	435,467	319,470
Deferred taxes	906	8,052
Pension and medical benefits	47,618	43,803
Provision for decommissioning costs	35,728	21,958
Provisions for legal proceedings	8,776	4,091
Other non-current liabilities	2,138	2,620
Shareholders' equity	257,930	310,722
Share capital	205,432	205,432
Profit reserves and others	49,299	103,416
Non-controlling interests	3,199	1,874
Total liabilities and shareholders' equity	900,135	793,375

FINANCIAL AND OPERATING HIGHLIGHTS

Statement of Cash Flows Data – Consolidated

R$ million

Jan-Dec
2015	2014		4Q-2015	3Q-2015	4Q-2014

(35,171)	(21,924)	Net loss	(35,582)	(5,025)	(26,962)
121,578	84,165	(+) Adjustments for:	60,856	26,841	41,936
38,574	30,677	Depreciation, depletion and amortization	11,569	9,461	8,808
30,784	8,461	Foreign exchange and inflation indexation and finance charges	7,961	10,952	2,954
797	(451)	Share of earnings in equity-accounted investments	1,339	(200)	540
−	6,194	Write-off - overpayments incorrectly capitalized	−	−	−
3,641	5,555	Allowance for impairment of trade receivables	3,075	542	1,392
2,893	743	(Gains) / losses on disposal / write-offs of non-current assets, returned areas and cancelled projects	1,859	1,223	(3,025)
(8,911)	(8,025)	Deferred income taxes, net	(11,735)	(988)	(10,213)
4,921	5,048	Exploration expenditures writen-off	1,503	1,755	786
47,676	44,636	Impairment	46,386	−	44,345
1,547	2,461	Inventory write-downs to net realizable value (market value)	664	844	1,349
6,388	4,773	Pension and medical benefits (actuarial expense)	1,333	1,687	1,612
1,730	1,378	Inventories	2,573	1,811	1,189
(1,496)	(5,929)	Trade and other receivables, net	(1,768)	616	(1,324)
(2,526)	(1,194)	Judicial deposits	(848)	266	(364)
(3,890)	(2,982)	Trade payables	(1,488)	54	(1,832)
(2,367)	(1,967)	Pension and medical benefits	(766)	(479)	(651)
2,716	(3,171)	Taxes payable	(1,218)	(2,058)	(2,883)
(899)	(2,042)	Other assets and liabilities	417	1,355	(747)
86,407	62,241	(=) Net cash provided by (used in) operating activities	25,274	21,816	14,974
(42,218)	(85,208)	(-) Net cash provided by (used in) investing activities	(14,574)	(11,566)	(16,980)
(70,781)	(81,795)	Capital expenditures and investments in operating segments	(17,971)	(17,977)	(22,189)
2,592	9,399	Proceeds from disposal of assets (divestment)	1,967	13	8,043
25,971	(12,812)	Investments in marketable securities	1,430	6,398	(2,834)
44,189	(22,967)	(=) Net cash flow	10,700	10,250	(2,006)
(14,191)	26,149	(-) Net cash provided by (used in) financing activities	(11,419)	(11,858)	(6,343)
56,158	72,871	Proceeds from long-term financing	6,109	12,577	3,823
(49,741)	(23,628)	Repayment of principal	(12,014)	(18,281)	(6,334)
(20,851)	(14,109)	Repayment of interest	(5,442)	(5,964)	(3,652)
−	(8,735)	Dividends paid to shareholders	−	−	14
243	(250)	Acquisition of non-controlling interest	(72)	(190)	(194)
23,608	3,885	Effect of exchange rate changes on cash and cash equivalents	(1,306)	20,312	2,964
53,606	7,067	(=) Net increase (decrease) in cash and cash equivalents in the period	(2,025)	18,704	(5,385)
44,239	37,172	Cash and cash equivalents at the beginning of period	99,870	81,166	49,624
97,845	44,239	Cash and cash equivalents at the end of period	97,845	99,870	44,239

FINANCIAL AND OPERATING HIGHLIGHTS

SEGMENT INFORMATION

Consolidated Income Statement by Segment – 2015

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL

Sales revenues	117,098	245,613	43,185	769	110,030	−	(195,057)	321,638
Intersegments	112,071	73,635	6,827	716	1,808	−	(195,057)	−
Third parties	5,027	171,978	36,358	53	108,222	−	−	321,638
Cost of sales	(82,908)	(199,596)	(34,490)	(846)	(101,623)	−	196,401	(223,062)
Gross profit	34,190	46,017	8,695	(77)	8,407	−	1,344	98,576
Expenses	(52,128)	(20,579)	(7,878)	(346)	(9,656)	(21,076)	696	(110,967)
Selling, general and administrative expenses	(2,128)	(8,112)	(2,752)	(102)	(8,204)	(6,330)	704	(26,924)
Exploration costs	(6,467)	−	−	−	−	−	−	(6,467)
Research and development expenses	(499)	(386)	(169)	(30)	(4)	(936)	−	(2,024)
Other taxes	(552)	(2,488)	(1,295)	(6)	(244)	(4,653)	−	(9,238)
Impairment	(38,292)	(6,399)	(2,507)	(181)	(297)	−	−	(47,676)
Write-off - overpayments incorrectly capitalized	−	−	−	−	−	−	−	−
Other income and expenses, net	(4,190)	(3,194)	(1,155)	(27)	(907)	(9,157)	(8)	(18,638)
Income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	(17,938)	25,438	817	(423)	(1,249)	(21,076)	2,040	(12,391)
Net finance income (expense)	−	−	−	−	−	(28,041)	−	(28,041)
Share of earnings in equity-accounted investments	(1,145)	1,192	403	(687)	31	(591)	−	(797)
Profit-sharing	−	−	−	−	−	−	−	−
Income (loss) before income taxes	(19,083)	26,630	1,220	(1,110)	(1,218)	(49,708)	2,040	(41,229)
Income taxes	6,099	(8,649)	(277)	144	425	9,010	(694)	6,058
Net income (loss)	(12,984)	17,981	943	(966)	(793)	(40,698)	1,346	(35,171)
Net income (loss) attributable to:
Shareholders of Petrobras	(12,963)	18,034	423	(966)	(798)	(39,912)	1,346	(34,836)
Non-controlling interests	(21)	(53)	520	−	5	(786)	−	(335)
	(12,984)	17,981	943	(966)	(793)	(40,698)	1,346	(35,171)

Consolidated Income Statement by Segment – 201427

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL

Sales revenues	160,706	268,539	43,213	624	110,178	−	(246,000)	337,260
Intersegments	155,380	83,319	4,088	560	2,653	−	(246,000)	−
Third parties	5,326	185,220	39,125	64	107,525	−	−	337,260
Cost of sales	(87,475)	(277,281)	(36,853)	(728)	(101,680)	−	247,194	(256,823)
Gross profit	73,231	(8,742)	6,360	(104)	8,498	−	1,194	80,437
Expenses	(22,903)	(50,034)	(7,839)	(158)	(6,411)	(14,943)	529	(101,759)
Selling, general and administrative expenses	(1,479)	(6,686)	(6,041)	(118)	(5,944)	(7,467)	538	(27,197)
Exploration costs	(7,135)	−	−	−	−	−	−	(7,135)
Research and development expenses	(1,290)	(452)	(199)	(32)	(4)	(612)	−	(2,589)
Other taxes	(176)	(276)	(322)	(2)	(79)	(946)	−	(1,801)
Impairment	(10,094)	(34,297)	(245)	−	−	−	−	(44,636)
Write-off - overpayments incorrectly capitalized	(1,975)	(3,438)	(654)	−	(26)	(101)	−	(6,194)
Other income and expenses, net	(754)	(4,885)	(378)	(6)	(358)	(5,817)	(9)	(12,207)
Income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	50,328	(58,776)	(1,479)	(262)	2,087	(14,943)	1,723	(21,322)
Net finance income (expense)	−	−	−	−	−	(3,900)	−	(3,900)
Share of earnings in equity-accounted investments	(233)	301	492	(124)	11	4	−	451
Profit-sharing	(366)	(298)	(48)	(2)	(60)	(271)	−	(1,045)
Income (loss) before income taxes	49,729	(58,773)	(1,035)	(388)	2,038	(19,110)	1,723	(25,816)
Income taxes	(17,659)	18,917	297	90	(698)	3,531	(586)	3,892
Net income (loss)	32,070	(39,856)	(738)	(298)	1,340	(15,579)	1,137	(21,924)
Net income (loss) attributable to:
Shareholders of Petrobras	32,008	(39,836)	(785)	(298)	1,339	(15,152)	1,137	(21,587)
Non-controlling interests	62	(20)	47	−	1	(427)	−	(337)
	32,070	(39,856)	(738)	(298)	1,340	(15,579)	1,137	(21,924)

27 Beginning in 2014, the amount of inventory write-downs to net realizable value (market value) was reclassified from Other Income and Expenses to Cost of Sales.

FINANCIAL AND OPERATING HIGHLIGHTS

Other Income and Expenses, Net by Segment – 2015

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL

(Losses)/gains on legal, administrative and arbitral proceedings	(176)	(1,376)	(26)	−	(788)	(3,217)	−	(5,583)
Unscheduled stoppages and pre-operating expenses	(3,056)	(749)	(327)	−	−	(24)	−	(4,156)
Pension and medical benefits	−	−	−	−	−	(3,790)	−	(3,790)
Gains / (losses) on disposal/write-offs of assets	(893)	(219)	(654)	(7)	13	(100)	−	(1,860)
Institutional relations and cultural projects	(61)	(54)	(5)	−	(205)	(1,076)	−	(1,401)
Losses on fines	(51)	(354)	(6)	−	−	(795)	−	(1,206)
E&P areas returned and cancelled projects	(1,033)	−	−	−	−	−	−	(1,033)
Gains / (losses) on decommissioning of returned/abandoned areas	(550)	−	−	−	−	−	−	(550)
Voluntary Separation Incentive Plan - PIDV	(100)	(65)	(126)	(18)	(91)	(17)	−	(417)
Health, safety and environment	(64)	(67)	(23)	(1)	(2)	(157)	−	(314)
Expenditure on the provision of evictions	−	(45)	(103)	−	−	−	−	(148)
Governamental Grants	18	27	7	−	−	10	−	62
Amounts recovered - "overpayments incorrectly capitalized"	−	−	−	−	−	230	−	230
(Expenditures)/reimbursements from operations in E&P partnerships	1,863	−	−	−	−	−	−	1,863
Others	(87)	(292)	108	(1)	166	(221)	(8)	(335)
	(4,190)	(3,194)	(1,155)	(27)	(907)	(9,157)	(8)	(18,638)

 Other Income and Expenses, Net by Segment – 2014 28

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL

(Losses)/gains on legal, administrative and arbitral proceedings	251	(226)	−	(1)	(120)	(384)	−	(480)
Unscheduled stoppages and pre-operating expenses	(1,950)	(283)	(293)	−	−	(39)	−	(2,565)
Pension and medical benefits	−	−	−	−	−	(2,438)	−	(2,438)
Gains / (losses) on disposal/write-offs of assets	3,135	(3,402)	80	(1)	45	10	−	(133)
Institutional relations and cultural projects	(118)	(77)	(11)	−	(197)	(1,339)	−	(1,742)
Losses on fines	(8)	(2)	(40)	−	−	(397)	−	(447)
E&P areas returned and cancelled projects	(610)	−	−	−	−	−	−	(610)
Gains / (losses) on decommissioning of returned/abandoned areas	(1,128)	−	−	−	−	−	−	(1,128)
Voluntary Separation Incentive Plan - PIDV	(983)	(497)	(152)	(10)	(158)	(643)	−	(2,443)
Health, safety and environment	(69)	(65)	(23)	(1)	(2)	(176)	−	(336)
Governamental Grants	23	77	17	−	−	22	−	139
(Expenditures)/reimbursements from operations in E&P partnerships	855	−	−	−	−	−	−	855
Expenses related to collective bargaining agreement	(394)	(219)	(40)	−	(58)	(291)	−	(1,002)
Others	242	(191)	84	7	132	(142)	(9)	123
	(754)	(4,885)	(378)	(6)	(358)	(5,817)	(9)	(12,207)

Consolidated Assets by Segment – 12.31.2015

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL

Total assets	483,396	177,631	76,023	1,885	20,588	154,065	(13,453)	900,135

Current assets	14,215	35,247	10,398	176	8,979	112,715	(12,149)	169,581
Non-current assets	469,181	142,384	65,625	1,709	11,609	41,350	(1,304)	730,554
Long-term receivables	25,250	9,309	5,303	12	3,355	32,792	(1,142)	74,879
Investments	7,054	3,431	1,781	1,339	134	33	−	13,772
Property, plant and equipment	428,447	128,982	57,300	358	7,296	7,610	(162)	629,831
Operating assets	310,761	112,470	47,611	317	6,175	5,798	(162)	482,970
Assets under construction	117,686	16,512	9,689	41	1,121	1,812	−	146,861
Intangible assets	8,430	662	1,241	−	824	915	−	12,072

 Consolidated Assets by Segment – 12.31.2014

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL

Total assets	428,010	189,854	76,606	2,947	21,677	89,278	(14,997)	793,375

Current assets	17,864	41,147	11,114	173	10,323	64,293	(9,892)	135,023
Non-current assets	410,146	148,707	65,491	2,774	11,354	24,985	(5,105)	658,352
Long-term receivables	22,112	9,607	3,780	[8]	3,349	16,185	(4,938)	50,104
Investments	6,030	4,876	1,658	2,221	111	386	−	15,282
Property, plant and equipment	373,412	133,533	59,068	545	7,134	7,465	(167)	580,990
Operating assets	271,293	109,910	47,741	502	5,462	5,622	(167)	440,363
Assets under construction	102,119	23,623	11,327	[43]	1,672	1,843	−	140,627
Intangible assets	8,591	690	986	−	760	949	−	11,976

  [28]

28 Beginning in 2014, the amount of inventory write-downs to net realizable value (market value) was reclassified from Other Income and Expenses to Cost of Sales.

FINANCIAL AND OPERATING HIGHLIGHTS

Consolidated Adjusted EBITDA Statement by Segment – 2015

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL

Net income (loss)	(12,984)	17,981	943	(966)	(793)	(40,698)	1,346	(35,171)
Net finance income (expense)	−	−	−	−	−	28,041	−	28,041
Income taxes	(6,099)	8,649	277	(144)	(425)	(9,010)	694	(6,058)
Depreciation, depletion and amortization	26,563	7,525	2,962	29	597	898	−	38,574
EBITDA	7,480	34,155	4,182	(1,081)	(621)	(20,769)	2,040	25,386
Share of earnings in equity-accounted investments	1,145	(1,192)	(403)	687	(31)	591	−	797
Impairment losses / (reversals)	38,292	6,399	2,507	181	297	−	−	47,676
Write-off - overpayments incorrectly capitalized	−	−	−	−	−	−	−	−
Adjusted EBITDA	46,917	39,362	6,286	(213)	(355)	(20,178)	2,040	73,859

 Consolidated Adjusted EBITDA Statement by Segment – 2014

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL

Net income (loss)	32,070	(39,856)	(738)	(298)	1,340	(15,579)	1,137	(21,924)
Net finance income (expense)	−	−	−	−	−	3,900	−	3,900
Income taxes	17,659	(18,917)	(297)	(90)	698	(3,531)	586	(3,892)
Depreciation, depletion and amortization	20,151	7,033	2,033	30	490	940	−	30,677
EBITDA	69,880	(51,740)	998	(358)	2,528	(14,270)	1,723	8,761
Share of earnings in equity-accounted investments	233	(301)	(492)	124	(11)	(4)	−	(451)
Impairment losses / (reversals)	10,094	34,297	245	−	−	−	−	44,636
Write-off - overpayments incorrectly capitalized	1,975	3,438	654	−	26	101	−	6,194
Adjusted EBITDA	82,182	(14,306)	1,405	(234)	2,543	(14,173)	1,723	59,140

APPENDIX

1.     Impairment of assets

	R$ million

Assets or CGUs, by nature	2015	2014	Variation	Segment
Producing properties: assets related to E&P activities in Brazil (several CGUs)	33,722	4,149	29,573	E&P - Brazil
Comperj	5,281	21,833	(16,552)	RTM - Brazil
Oil and gas producing properties abroad	2,462	4,429	(1,967)	E&P – Abroad
Oil and gas production and drilling equipment	1,978	1,424	554	E&P – Brazil
UFN III	1,955	−	1,955	Gas & Power-Brazil Brazil
Suape Petrochemical Complex	782	2,978	(2,196)	RTM – Brazil
UFN V	585	−	585	Gas & Power-Brazil
Biofuel plants	181	−	181	Biofuel - Brazil
2nd refining unit of RNEST	−	9,143	(9,143)	RTM - Brazil
Nansei Sekiyu K.K. refinery	−	343	(343)	RTM - Abroad
Others	730	337	393	Several segments
Total	47,676	44,636	3,040

For more information about impairment of assets, see Note 14 to the Company´s audited consolidated financial statements.

APPENDIX

2.     Reconciliation of Adjusted EBITDA

Jan-Dec
2015	2014	2015 X 2014 (%)		4Q-2015	3Q-2015	4Q15 X 3Q15 (%)	4Q-2014

(35,171)	(21,924)	(60)	Net loss	(35,582)	(5,025)	(608)	(26,962)
28,041	3,900	619	Net finance income (expense)	4,928	11,444	(57)	1,814
(6,058)	(3,892)	(56)	Income taxes	(11,580)	(174)	(6,555)	(8,488)
38,574	30,677	26	Depreciation, depletion and amortization	11,569	9,461	22	8,808
25,386	8,761	190	EBITDA	(30,665)	15,706	(295)	(24,828)
797	(451)	277	Share of earnings in equity-accounted investments	1,339	(200)	770	540
47,676	44,636	7	Impairment losses / (reversals)	46,390	−	-	44,345
−	6,194	(100)	Write-off - overpayments incorrectly capitalized	−	−	−	−
73,859	59,140	25	Adjusted EBITDA	17,064	15,506	10	20,057

23	18	5	Adjusted EBITDA margin (%) [29]	20	19	1	24

Our adjusted EBITDA (according to CVM Instruction 527 of October 4, 2012) is the net income before net finance income (expense), income taxes, depreciation, depletion and amortization, share of earnings in equity-accounted investments and impairment.

The disclosure of Adjusted EBITDA aims at providing an additional information about our ability to pay debt, carry out investments and cover our working capital needs. Adjusted EBITDA is not an IFRS measure and may not be comparable with the same measure as reported by other companies.

In 2014, the Company decided not to include write-offs of overpayments incorrectly capitalized in the calculation of the Adjusted EBITDA, because the Company’s future cash generation and its current balance of cash and cash equivalents are not impacted by those adjustments. The Company believes excluding those write-offs provides a more appropriate information about its potential cash generation.

29 Adjusted EBITDA margin equals Adjusted EBITDA divided by sales revenues.

APPENDIX

3.     Effect of weighted average cost flow on the cost of sales (R$ million)

Products remain in inventory for an average of 60 days and, therefore, the changes on international crude oil and oil products prices and the effect of the exchange rate variation on imports and on production taxes do not fully impact the costs of sales for the period, fully impacting only the following period. The estimated effects on the cost of sales are set out in the table below:

                                                                                                                                                                                                                                                                     R$ million

	3Q-2015	4Q-2015	Δ *
Effect of the average cost on the cost of sales *	28	(369)	(396)

* The cost of sales of the 4Q-2015 compared to the 3Q-2015 was less favored by the effect of the average cost of inventories.

( ) The amount in parenthesis demonstrates the negative effect on the cost of sales.

4.     Production taxes

R$ million
Jan-Dec
2015	2014	2015 x 2014 (%)		4Q-2015	3Q-2015	4Q15 X 3Q15 (%)	4Q-2014

			Brazil
11,080	15,474	(28)	Royalties	2,608	2,846	(8)	3,385
7,488	14,803	(49)	Special participation charges	999	2,132	(53)	3,080
166	164	1	Rental of areas	39	43	(9)	40
18,734	30,441	(38)	Subtotal - Brazil	3,646	5,021	(27)	6,505
1,078	1,148	(6)	International	354	276	28	257
19,812	31,589	(37)	Total	4,000	5,297	(24)	6,762

(2015 x 2014): Production taxes in Brazil decreased 38%, mainly due to lower international crude oil prices. These effects were partially offset by higher production.	(4Q-2015 x 3Q-2015): Production taxes in Brazil decreased 27%, mainly due to lower international crude oil prices and decreased production.

APPENDIX

5.     Impact of our Cash Flow Hedge policy

R$ million
Jan-Dec
2015	2014	2015 x 2014 (%)		4Q-2015	3Q-2015	4Q15 X 3Q15 (%)	4Q-2014

(73,014)	(13,257)	(451)	Total inflation indexation and foreign exchange variation	6,052	(54,673)	111	(10,166)
68,739	15,641	339	Deferred Foreign Exchange Variation recognized in Shareholders' Equity	(3,847)	49,628	(108)	10,185
(7,088)	(1,663)	(326)	Reclassification from Shareholders’ Equity to the Statement of Income	(2,895)	(1,862)	(55)	(611)
(11,363)	721	(1,676)	Net Inflation indexation and foreign exchange variation	(690)	(6,907)	90	(592)

The increased reclassification of foreign exchange variation expenses from the Shareholders’ Equity to the income statement in the 4Q-2015 (R$ 2,895 million) compared to the 3Q-2015 (R$ 1,862 million) was due to the occurrence of hedged transactions (exports hedged by debt denominated in U.S. dollars), with higher spread of foreign exchange rate (R$/US$) between the date the cash flow hedge relationship was designated and the date the export transactions were made.

The expected yearly realization of the foreign exchange variation balance in shareholders’ equity, on December 31, 2015, is set out below:

	R$ million
	2016	2017	2018	2019	2020	2021	2022	2023	2024 to 2026	Total
Expected realization	(10,708)	(12,357)	(12,795)	(11,325)	(9,516)	(9,188)	(9,413)	(6,630)	(6,387)	(88,319)

APPENDIX

6.     Assets and Liabilities subject to Exchange Variation

The Company has assets and liabilities subject to foreign exchange rate variation, for which the main gross exposures are the Real relative to the U.S. dollar and the U.S. dollar relative to the Euro. Beginning in mid-May 2013, the Company extended the use of hedge accounting to hedge highly probable future exports.

The Company designates hedging relationships between exports and its long-term debt obligations (denominated in U.S. dollars) to simultaneously recognize the effects of the existing natural foreign exchange hedge between those operations in its financial statements. Through the extension of the hedge accounting practice, foreign exchange gains or losses, generated by foreign exchange variation, are recognized in our shareholders’ equity and will only affect the statement of income at the moment of realization of future exports.

The balances of assets and liabilities in foreign currency of our foreign subsidiaries are not included in our foreign exchange rate variation exposure below when transacted in a currency equivalent to their respective functional currencies.

As of December 31, 2015, the Company had a net liability exposure to foreign exchange rates.

ITEMS	R$ million

	12.31.2015	12.31.2014

Assets	67,040	30,600
Liabilities	(350,695)	(222,279)
Hedge Accounting	240,222	135,088
Total	(43,433)	(56,591)

BY CURRENCY	R$ million

	12.31.2015	12.31.2014

Real/ U.S. Dollars	2,881	(20,844)
Real/ Euro	(8,687)	(6,860)
Real/ Pound Sterling	(73)	(1,919)
U.S. Dollars/ Yen	(2,180)	(1,728)
U.S. Dollars/ Euro	(24,988)	(18,562)
U.S. Dollars/ Pound Sterling	(10,241)	(5,376)
Peso/ U.S. Dollars	(145)	(1,302)
Total	(43,433)	(56,591)

MAIN FOREIGN EXCHANGE VARIATION EXPOSURES 2014 /2015%

Real x U.S. dollar	47.01% depreciation of the Real
Real x Euro	31.71% depreciation of the Real
U.S. dollar x Euro	10.40% appreciation of U.S. dollar
U.S. dollar x Libra	4.91% appreciation of U.S. dollar

7.     Estimation of foreign exchange effect

Consolidated statement of income, shareholders’ equity and indicators items	Effect
Net income (loss) - Shareholders of Petrobras	Decrease	17,462
Adjusted EBITDA	Decrease	11,591
Cash and cash equivalents held abroad	Increase	27,324
Debt denominated in foreign currency	Increase	132,238
Shareholders’ equity	Decrease	34,528
Net debt/Adjusted EBITDA ratio	Increase	1.95X
Leverage	Increase	10.5pp

APPENDIX

8.     Special Items

R$ million
Jan - Dec
2015	2014		Items of Income Statement	4Q-2015	3Q-2015	4Q-2014

(49,748)	(44,636)	Impairment of assets and investments	Several	(48,295)	-	(44,345)
(7,617)	-	Tax Recoverable Program - REFIS	Several	(116)	(3,128)	−
(3,746)	2,683	(Losses)/Gains on legal proceedings	Several	(1,885)	(1,861)	−
(1,876)	(4,511)	Impairment of trade receivables from companies in the isolated electricity system	Selling expenses	(2,509)	(492)	(755)
(1,296)	-	State Tax Amnesty Program / PRORELIT	Several	(428)	(348)	−
(417)	(2,443)	Voluntary Separation Incentive Plan – PIDV	Other income and expenses	(307)	(29)	12
-	(6,194)	Write-off - overpayments incorrectly capitalized	Specific account	-	-	−
-	(2,825)	Write-off of the capitalized costs of Premium I and Premium II refineries	Other income and expenses	-	-	(118)
230	-	Amounts recovered - "overpayments incorrectly capitalized"	Other income and expenses	-	73	−
464	4,302	Gains/(Losses) on Disposal of Assets	Other income and expenses	-	-	3,431
(64,006)	(53,624)	Total		(53,540)	(5,785)	(41,775)

Impact of the impairment of assets and investments on the Company´s Income Statement:

(47,676)	(44,636)	Impairment		(46,390)	−	(44,345)
(2,072)	−	Share of earnings in equity-accounted investments		(1,905)	−	−
(49,748)	(44,636)	Impairment of assets and investments		(48,295)	−	(44,345)

Impact of the Company’s decision to adhere to the Tax Recoverable Program - REFIS on its Income Statement:

(5,090)	−	Tax expenses		(63)	(1,954)	−
(2,527)	−	Interest expenses		(53)	(1,174)	−
(7,617)	−	Tax Recoverable Program - REFIS		(116)	(3,128)	−

Impact of (losses)/gains on legal proceedings on the Company’s Income Statement:

(3,746)	1,326	Other income and expenses		(1,885)	(1,861)	−
−	1,357	Inflation indexation and foreign exchange variation		−	−	−
(3,746)	2,683	(Losses)/Gains on legal proceedings		(1,885)	(1,861)	−

Impact of the effects of State Tax Amnesty Program and of Program of Reduction of Tax Litigation (PRORELIT) on the Company’s Income Statement:

(1,074)	−	Tax expenses		(308)	(325)	−
(222)	−	Interest expenses		(120)	(23)	−
(1,296)	−	State Tax Amnesty Program and Program of Reduction of Tax Litigation (PRORELIT)		(428)	(348)	−

These special items are related to the Company’s businesses and based on Management’s judgement have been highlighted and are presented as additional information to provide a better understanding of the Company’s performance. These items are presented when relevant and do not necessarily occur in all periods.

APPENDIX

9.     Information by Business Activities Abroad

	R$ million

	E&P	RTM	GAS & POWER	DISTRIB.

Income Statement - Jan-Dec 2015
Sales revenues	6,175	15,340	1,849	13,714
Intersegments	3,224	6,890	109	5
Third parties	2,951	8,450	1,740	13,709
Gross Profit	1,866	607	333	1,207
Income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	(2,680)	(287)	247	254
Net income (loss) attributable to the shareholders of Petrobras	(3,562)	(246)	354	220
Adjusted EBITDA	1,722	(71)	316	379
	R$ million

	E&P	RTM	GAS & POWER	DISTRIB.

Income Statement - Jan-Dec 2014
Sales revenues	7,022	17,313	1,151	12,168
Intersegments	2,903	3,584	79	5
Third parties	4,119	13,729	1,072	12,163
Gross Profit	1,969	(668)	219	934
Income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	147	(1,403)	167	222
Net income (loss) attributable to the shareholders of Petrobras	(1,395)	(1,210)	213	182
Adjusted EBITDA	6,628	(904)	196	304

	R$ million

	E&P	RTM	GAS & POWER	DISTRIB.

Total assets on December 31, 2015	31,683	5,459	1,577	3,057
Total assets on December 31, 2014	25,557	4,944	1,255	2,497
Jan-Dec
2015	2014	2015 x 2014 (%)	Exploration & Production Activities (*)	4Q-2015	3Q-2015	4Q15 X 3Q15 (%)	4Q-2014

			Consolidated production abroad
[69]	[85]	(19)	Crude oil and NGLs	[68]	[69]	(1)	[75]
[91]	[93]	(2)	Natural gas	[95]	[90]	[6]	[90]
160	178	(10)	Total	163	159	[3]	165
[30]	[31]	(3)	Non-consolidated production abroad	[29]	[29]	−	[31]
190	209	(9)	Total production abroad	192	188	[2]	196

8.03	8.98	(11)	Lifting Cost - abroad (U.S.$/barrel)	8.90	7.21	[23]	10.40

			Sale price abroad
55.99	82.93	(32)	Crude oil (U.S. dollars/bbl)	49.28	55.69	(12)	73.66
22.62	21.18	[7]	Natural gas (U.S. dollars/bbl)	19.80	25.84	(23)	22.26

Jan-Dec
2015	2014	2015 x 2014 (%)	Refining, Transportation and Marketing Activities (*)	4Q-2015	3Q-2015	4Q15 X 3Q15 (%)	4Q-2014

138	163	(15)	Total feedstock processed	146	146	−	149
149	175	(15)	Output of oil products	152	150	[1]	157
230	230	−	Reference feedstock	230	230	−	230
[58]	[69]	(11)	Refining plants utilization factor (%)	[61]	[60]	[1]	[64]
4.03	4.14	(3)	Refining Cost - abroad (U.S.$/barrel)	4.09	4.03	[1]	5.25

(*)Not audited by independent auditor.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2016
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.